correvio

1441 Creekside Drive, 6th Floor
Vancouver, B.C.
V6J 4S7

Tel: 604-677-6905
Fax: 604-677-6915

NASDAQ: CORV TSX: CORV

CORREVIO TO REPORT FIRST QUARTER 2019 FINANCIAL RESULTS ON MAY 8, 2019

Conference Call Scheduled for Wednesday,
May 8, 2019 at 8:30 a.m. Eastern (5:30 a.m. Pacific)

Vancouver, Canada, May 1, 2019 -- Correvio Pharma Corp. (NASDAQ: CORV / TSX: CORV), a specialty pharmaceutical company focused on commercializing hospital drugs, announces that it will report financial results for the first quarter ended March 31, 2019 on Wednesday, May 8, 2019. Correvio will hold a conference call and webcast at 8:30 a.m. Eastern (5:30 a.m. Pacific) on that day to discuss the results.

To access the conference call, please dial 416-764-8688 or 888-390-0546 and use conference ID **06912690**. The webcast can be accessed through the following link:

https://event.on24.com/wcc/r/1990156/ED2B6FC2DB221FB04C9C654C8CA75B2B

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through May 22, 2019. Please dial 416-764-8677 or 888-390-0541 and enter code 912690 # to access the replay.

About Correvio Pharma Corp.

Correvio Pharma Corp. is a specialty pharmaceutical company focused on providing innovative, high quality brands that meet the needs of acute care physicians and patients. With a commercial presence and distribution network covering over 60 countries worldwide, Correvio develops, acquires and commercializes brands for the in-hospital, acute care market segment. The Company's portfolio of approved and marketed brands includes: Xydalba™ (dalbavancin hydrochloride), for the treatment of acute bacterial skin and skin structure infections (ABSSSI); Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital-acquired pneumonia (CAP, HAP, excluding ventilator-associated pneumonia, VAP); Brinavess®™ (vernakalant IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm; Aggrastat® (tirofiban hydrochloride) for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome, and Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting betablocker used to control rapid heart rate in a number of cardiovascular indications. Correvio's pipeline of product candidates includes Trevyent®, a drug device combination that is designed to deliver treprostinil, the world's leading treatment for pulmonary arterial hypertension.

Correvio is traded on the NASDAQ Capital Market (CORV) and the Toronto Stock Exchange (CORV). For more information, please visit our web site www.correvio.com.

Correvio® and the Correvio Logo are the proprietary trademarks of Correvio Pharma Corp.
Aggrastat® and Brinavess®™ are trademarks owned by Correvio and its affiliates worldwide.
Xydalba™ is a trademark of Allergan Pharmaceuticals International Limited, and used under license.
Zevtera® and Mabelio® are trademarks owned by Basilea Pharmaceutica Ltd. and its affiliates, and used under license.

Esmocard® and Esmocard Lyo® are trademarks owned by Orpha-Devel Handels und Vertriebs GmbH, and used under license.
Trevyent® is a trademark of SteadyMed Ltd. and used under license.
All other trademarks are the property of their respective owners.

Contact:

Justin Renz
President & CFO
Correvio Pharma Corp.
604.677.6905 ext. 128
800.330.9928
jrenz@correvio.com

Argot Partners
Michelle Carroll/Claudia Styslinger
212.600.1902
michelle@argotpartners.com
claudia@argotpartners.com